SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2003

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Press Release

3rd Quarter 2003 Results

Contacts	Paulo Roberto Cruz Cozza
Chief Financial Officer and Director of Investor Relations
	Joana Dark Fonseca Serafim	Rafael J. Caron Bósio
	Investor Relations	Investor Relations
	(5541) 9968-3685 / 312-6862	(5541) 9976-0668
	jserafim@timsul.com.br	rbosio@timsul.com.br
Website
http://www.timsulri.com.br

TELE CELULAR SUL PARTICIPAÇÕES S.A. ANNOUNCES
CONSOLIDATED RESULTS FOR THE THIRD QUARTER OF 2003

Curitiba, October 27, 2003 – Tele Celular Sul Participações S.A. (BOVESPA: TCLS3 and TCLS4; NYSE: TSU), the Holding Company of TIM Sul S.A., a leading provider of cellular telecommunication services in southern Brazil, announces its results for the third quarter of 2003 (3Q03). The financial and operational information below is presented on a consolidated basis and in Reals, except when otherwise indicated, and is in accordance with Brazilian Corporate Law. Also, comparisons refer to the third quarter of 2002 (3Q02), unless otherwise indicated.

Third Quarter 2003 Highlights

  Launch of carrier selection code;

  Launch of GSM;

  Offer of international roaming for GSM;

  Top of Mind award from DataFolha;

  45% and 203% increase in net additions and gross additions, respectively;

  18% increase in gross revenues;

  43% increase in net income, amounting to R$ 26.4 million;

  Reduction in Subscriber Acquisition Cost (SAC);

Highlights

R$ thousands

	3Q03	3Q02	Var. % 3Q03/02	YTD Sep/03	YTD Sep/02
Gross Handset Revenue	63,859	45,086	41.6%	152,556	103,833
Gross Service Revenue	277,144	243,667	13.7%	839,627	723,066
Total Gross Revenue	341,003	288,753	18.1%	992,183	826,899

Total Net Revenue	262,772	226,550	16.0%	769,086	639,343

EBITDA [1]	95,855	92,629	3.5%	281,939	267,766
EBITDA Margin	36,5%	40,9%	-4.4%	36,7%	41,9%
EBITDA Margin (w/o handset sales)	45,0%	48,8%	-3.8%	43,4%	48,2%

EBIT [2]	34,342	32,863	4.5%	101,239	94,092

Net Income	26,457	18,437	43.5%	76,688	48,431
Net Income per 1,000 shares – R$	0.07	0.05	40.0%	0.22	0.14
Profit per ADR (10,000 shares) – R$	0.70	0.50	40.0%	2.20	1.40

(1)	operating income before net financial expenses, taxes, excluding depreciation and amortization
(2)	operating income before taxes and interests

Client Base

75.3 thousand net additions in 3Q03	By the end of the third quarter, the Company had 1,887,030 subscribers, with 545,426 postpaid and 1,341,604 prepaid customers, representing 29% and 71% of the client base, respectively.

In terms of gross additions, TSU acquired 196,790 new customers, an increase of 45% when compared to the 3Q02. This represents an estimated new acquisition market share of 55%.

In 3Q03, the estimated market share was 58% and the total penetration rate was 21%.

Operating Revenue

Sales of handsets increased 41.6%

The 3Q03 total gross operating revenue was R$ 341.0 million, an 18.1% increase over 3Q02. This increase can be mostly attributed to the growth of the subscriber base and an increase in handset business.

VAS amounted to R$ 9.2 million for the quarter, representing 3.3% of gross service revenues. The popularity of text messaging (SMS) is continuously increasing and in the 3Q03 the number of messages grew by 130% compared to the 3Q02.

The ARPU – (Average Revenue per User) for the period was R$ 38, remaining stable when compared with the 3Q02, despite the strong growth of prepaid costumers.

On July 6, 2003, the Company launched the new Carrier Selection Code (CSP), allowing users to choose a long distance carrier. This new CSP forms part of the operating requirements under the new Personal Communications Service (PCS) system, which the Company has been operating under since December 2002.

As of the third quarter of 2003, in light of the new rate structure introduced by the PCS system, we began disclosing the Company’s Long Distance Service Revenues; it should be noted that this replaces the VC2 (calls made by a client in a registration area to persons outside the registration area but within the Company’s service area) and VC3 (calls made by a client in a registration area to another registration area, outside of the Company’s service area) voice revenues.

Costs

Cost of services, excluding depreciation or amortization, amounted to R$ 44.6 million, an increase of 12.2% over 3Q02, mainly reflecting the growth in the customer.

R$ thousands

	3Q03	3Q02	Var. % 3Q03/02	YTD Sep/03	YTD Sep/02
Costs of Services [1]	44,684	39,813	12.2%	142,992	116,524
Costs of handset sales	54,397	44,347	22.7%	139,994	93,553
Total	99,081	84,160	17.7%	282,986	210,077

Note:	(1) does not include depreciation and amortization.

The cost of handset sales amounted to R$ 54.3 million, higher than the R$ 44.3 million in the 3Q02 due to higher sales volume.

Selling, General and Administrative Expenses

R$ thousands

	3Q03	3Q02	Var. % 3Q03/02	YTD Sep/03	YTD Sep/02
Sales Expenses 1 and 2	44,166	33,136	33.3%	125,258	107,401
General & Administratve Expenses-G&A 2 and 3	17,702	15,335	15.4%	56,261	38,009
Total	61,868	48,471	27.6%	181,519	145,410

Note:	(1) Not including bad debt expenses; (2) not including depreciation and amortization; and (3) adjustment in the 3Q02, to include “employees' profit sharing” formerly posted after the operating income.

Selling expenses for the quarter totaled R$ 44.1 million, an increase of 33% over 3Q02, mostly due to the greater sales volume during the period, which increased by 45%.

SAC decreased by 25%

However, subscriber acquisition cost (SAC) decreased from R$ 91 in the 3Q02 to R$ 68 in the 3Q03, reflecting the decrease in handset subsidies, which were mainly focused on retention as well as a smaller impact of the dollar on the cost of the handsets, which resulted from the more favorable exchange rate.

Decreasing Bad Debt	In 3Q03, bad debt totaled R$ 5.0 million, showing a continued decreasing trend year-over-year.
G&A expenses in line with the 2Q03

G&A expenses totaled R$ 17.7 million in 3Q03, a 15.4% increase when compared to the R$ 15.3 reported in 3Q02. The increase in G&A throughout 2003 was mainly due to the increase in expenses related to IT warranties, that expired during the year resulting in higher expenses .

Depreciation and Amortization, including the amortization of goodwill that resulted from the Company’s privatization, amounted to R$ 57.9 million, or 4.7% above the figure reported in the 3Q02.

EBITDA

Improved EBITDA Margin in 3Q03 vs 2Q03

In the 3Q03, EBITDA (earnings before net financial expenses, excluding depreciation and amortization) reached R$ 95.6 million, representing an EBITDA margin of 45% over net service revenues. The strong growth in gross addition created more pressure on EBITDA margins, on the period. EBIT (earnings before interest and taxes) was R$ 34.3 million, compared to the R$ 32.9 million registered in the 3Q02.

Net Income

Increasing profits in 2003	Net income for the period totaled R$ 26.5 million, representing a 43.5% increase over the 3Q02.

R$ thousands

	3Q03	3Q02	Var. % 3Q03/02	YTD Sep/03	YTD Sep/02
Net Profit	26,457	18,437	43.5%	76,688	48,431
Net Income per 1,000 shares – R$	0.07	0.05	40.0%	0.22	0.14
Profit per ADR (10,000 shares) – R$	0.70	0.50	40.0%	2.20	1.40

Indebtedness

Low level of Indebtedness

By the end the third quarter of 2003, the Company’s total debt was R$ 309.4 million. After accounting for cash and cash equivalents of R$ 587.3 million, the Company’s net cash was R$ 277.9 million. Of total debt outstanding, R$ 23.8 million is in U.S. dollars and is 100% hedged.

For the third quarter, financial revenue was R$ 33.8 million as a result of interest from cash accounts and excluding the R$ 23.2 million in financial expenses.

Investment

Investments for the quarter amounted to R$ 65.4 million and totaled R$ 94.3 million for the first nine months ended September 30th, growing 329% compared to the same period of 2002 as a result of the GSM Overlay.

Events during the Period

Reorganization of the Operators controlled by Tele Celular Sul

On July 31, 2003, Telepar Celular S.A. shareholders' approved the merger of Telesc Celular S.A. and CTMR Celular S.A. Also, Telepar Celular S.A. changed its corporate name to TIM Sul S.A. (“TIM Sul”).

Debentures payment

On October 2, 2003, TIM Sul S.A., a Tele Celular Sul controlled Company, repaid R$ 224.1 million in outstanding debentures.

TIM – Top of Mind 2003

“TIM.” This was the answer of thousands of consumers in Brazil to the following question: “Which is the brand that comes to mind when you think about cellular services?” That’s why TIM received the national Top of Mind prize in 2003 granted by DataFolha.

International Roaming for GSM clients

During the quarter, the Company was able to offer international roaming service for GSM clients. This service allows TIM handsets to originate and receive calls from outside the country, no longer requiring a client to change their number or TIM Chip in an authorized dealer store.

TIM’s companies in Brazil have established agreements with foreign cellular providers around the world to allow their clients access to the companies GSM networks.

“This press release contains forward-looking statements and estimates. Such expectations are based on a series of assumptions, and subject to the risks and uncertainties inherent to forward-looking projections and/or estimates. The results may differ materially from the expectations expressed in the forward-looking statements or estimates if one or more of the assumptions and expectations prove to be incorrect or are not realized”.

Highlights

	3Q03	3Q02	Var. % 3Q03/02	YTD Sep/03	YTD Sep/02
Total Subscribers (TDMA + GSM)	1,887,030	1,660,164	1,811,681	1,887,030	1,660,164
Prepaid	1,341,604	1,160,628	1,285,127	1,341,604	1,160,628
Postpaid	545,426	499,536	526,554	545,426	499,536
Estimated Population in the Region (million)	15.0	15.0	15.0	15.0	15.0
Municipalities Served	256	235	255	256	235
Estimated Total Penetration	21%	17%	20%	21%	17%
Market Share	58%	63%	59%	58%	63%
Marginal Market Share	55%	51%	55%	55%	51%
TOTAL ARPU [1]	R$ 38	R$ 38	R$ 39	R$ 40	R$ 38
TOTAL MOU	90	99	92	95	99
Churn [2]	R$ 68	R$ 91	R$ 95	R$ 93	R$ 90
Investment (million)	R$ 65	R$ 8	R$ 24	R$ 94	R$ 22
Gross Additions	196,790	135,628	177,816	498,441	339,166
Net Additions	75,349	24,886	58,743	163,370	56,251
Churn	6.6%	6.7%	6.7%	19%	17%
Ponts of sale (including own stores)	916	844	845	916	844
Employees	976	1,107	1,029	976	1,107

Note:	(1) Average Net Revenue per Customer
(2) Calculated on the Average Customer Base

EBITDA Calculation

	3Q03	3Q02	Var. % 3Q03/02	YTD Sep/03	YTD Sep/02
Net Service Revenues	212,966	189,798	12.2%	649,826	555,318
Net Operating Sales Revenues	49,806	36,752	35.5%	119,260	84,025
Total Net Revenue	262,772	226,550	16.0%	769,086	639,343
Operating Profit [1]	45,839	33,582	36.5%	130,800	83,805
Defered depreciation / amortization	54,261	50,230	8.0%	157,705	148,784
Amortization of privatization premium	6,318	7,638	-17.3%	18,971	20,273
Financial Revenues	(33,818)	(73,071)	-53.7%	(108,763)	(114,977)
Financial Expenses	23,255	74,250	-68.7%	83,226	129,881
EBITDA	95,855	92,629	3.5%	281,939	267,766
EBITDA Margin (%)	36.5%	40.9%	-4.4%	36.7%	41.9%
EBITDA Margin (%) over net service evenues	45.0%	48.8%	-3.8%	43.4%	48.2%

Note:	(1) Included interest in timnet.com equity.

Balance Sheet

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Balance Sheet as of September 30, 2003 and June 30, 2003
In thousands of reais
(Translation of the original Portuguese)

	Parent Company		Consolidated

Assets	3Q03	2Q03	3Q03	2Q03

Current assets
Banks	55	63	8,783	2,620
Marketable securities	18	25	578,494	532,893
Receivables			181,839	167,399
Inventories			12,793	8,611
Recoverable taxes	1,550	3,624	29,611	42,536
Deferred taxes	5,754	5,354	49,538	51,313
Interest over shareholders' capital receivable		12,442
Other	1,487	1,885	8,696	30,771

	8,864	23,393	869,754	836,143

Non current assets
Subsidiaries		140
Recoverable taxes			4,881	4,710
Deferred taxes	1,093	1,072	149,281	157,552
Judicial deposits			12,007	11,944
Other	46	55	402	497

	1,139	1,267	166,571	174,703

Permanent assets
Investments	936,074	908,509	19,077	21,389
Property, plant and equipment	68	71	607,509	590,474
Deferred charges			39,289	43,812

	936,142	908,580	665,875	655,675

T o t a l	946,145	933,240	1,702,200	1,666,521

The complete financial statements and notes thereto are available at http://www.timsulri.com.br

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Balance Sheet as of September 30, 2003 and June 30, 2003
In thousands of reais
(Translation of the original in Portuguese)

	Parent Company		Consolidated

	3Q03	2Q03	3Q03	2Q03

Liabilities and stockholders' equity

Current liabilities
Suppliers	3,430	4,420	109,300	114,380
Debt - current portion			41,905	41,039
Debentures - current portion			223,896	211,689
Salaries, charges and socialbenefits	10,822	9,768	13,291	11,876
Taxes, charges and contributions	430	3,298	65,148	64,393
Accounts payable to related companies	2,971	11,981
Interest on shareholders' equity payable	1,924	2,035	3,308	5,929
Dividends payable	1,155	1,163	1,281	1,290
Licenses			16,225
Other	180	1,861	11,029	15,932

	20,912	34,526	485,383	466,528

Noncurrent liabilities

Debt			43,579	57,279
Taxes, charges and contributions			61,569	64,452
Provision for pension plan	2,966	2,921	2,966	2,921
Provision	249	232	10,164	9,898

	3,215	3,153	118,278	134,550

Minority interest			176,521	169,882

Shareholders' equity
Paid-up capital	369,163	369,163	369,163	369,163
Capital reserves	148,565	148,565	148,565	148,565
Revenue reserves	327,602	327,602	327,602	327,602
Retained earnings	76,688	50,231	76,688	50,231

	922,018	895,561	922,018	895,561

T o t a l	946,145	933,240	1,702,200	1,666,521

The complete financial statements and notes thereto are available at http://www.timsulri.com.br

TELE CELULAR SUL PARTICIPAÇÕES S.A.
Statement of Income

In thousands of Reais
(Translation of the original in Portuguese)

	Parent Company				Consolidated

	3Q03	3Q03 YTD	3Q02	3Q02 YTD	3Q03	3Q03 YTD	3Q02	3Q02 YTD

Gross Revenues					341,003	992,183	288,753	826,899

Deductions from gross revenues					(78,231)	(223,097)	(62,203)	(187,556)

Net Revenues					262,772	769,086	226,550	639,343

Cost of goods sold and services rendered					(141,531)	(409,195)	(125,404)	(332,692)

Gross profit					121,241	359,891	101,146	306,651

Operating revenues (expenses)
Selling					(52,460)	(151,135)	(37,371)	(136,574)
General and administrative	(1,840)	(6,096)	(1,983)	(5,491)	(26,247)	(77,427)	(25,460)	(58,664)
Equity interest in income of subsidiary Co	27,962	89,080	19,438	50,023	(934)	(4,024)	(1,898)	(4,617)
Other operating income (expense), net	(449)	(1,375)	(238)	831	(7,256)	(26,066)	(3,554)	(12,704)

	25,673	81,609	17,217	45,363	(86,897)	(258,652)	(68,283)	(212,559)

Operating profit before financial results	25,673	81,609	17,217	45,363	34,344	101,239	32,863	94,092

Financing revenues (expenses)
Financial income	803	2,791	1,153	3,796	33,818	108,763	73,071	114,977
Financial expenses	(608)	(1,235)	(166)	(758)	(23,255)	(83,226)	(74,250)	(129,881)

	195	1,556	987	3,038	10,563	25,537	(1,179)	(14,904)

Operating profit	25,868	83,165	18,204	48,401	44,907	126,776	31,684	79,188

Non-operating income (expenses), net					61	212	20	(41)

Income before taxes and profit sharing	25,868	83,165	18,204	48,401	44,968	126,988	31,704	79,147

Income tax and social contribution	589	(6,477)	233	30	(11,873)	(28,913)	(8,666)	(20,153)
Employees profit sharing
Minority interest					(6,638)	(21,387)	(4,601)	(10,563)

Net income for the year	26,457	76,688	18,437	48,431	26,457	76,688	18,437	48,431

Net income per thousands shares (R$)	0.07	0.22	0.05	0.14

The complete financial statements and notes thereto are available at http://www.timsulri.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: October 27, 2003	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer